EXHIBIT 99.1

February 18, 2025

Sandstorm Gold Royalties
Announces 2024 Annual Results

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its financial results for the three months and year ended December 31, 2024 (figures in U.S. dollars unless otherwise indicated).

Financial Highlights

Strong commodity prices drove robust financial results for the fourth quarter and year ended December 31, 2024, including:

•	Annual revenue of $176.3 million including fourth quarter revenue of $47.4 million (compared to $179.6 million and $44.5 million for the comparable periods in 2023);
•	Annual production of 72,810 attributable gold equivalent ounces[1] including 17,721 ounces in the fourth quarter (compared to 97,245 and 23,250 ounces for the comparable periods in 2023);
•	Annual cash flows from operating activities, excluding changes in non-cash working capital[1] of $139.0 million including $36.8 million in the fourth quarter (compared to $151.1 million and $36.5 million for the comparable periods in 2023);
•	Record cash operating margins[1] of $2,097 per attributable gold equivalent ounce for the full year and $2,396 per ounce for the fourth quarter (compared to $1,706 and $1,737 per ounce for the comparable periods in 2023); and
•	Annual net income of $15.5 million including fourth quarter net income of $3.1 million (compared to $42.7 million and $24.5 million for the comparable periods in 2023).

2024 Corporate Highlights

Strengthening Balance Sheet

Throughout 2024, the Company continued to focus on deleveraging its balance sheet following significant investment in its long-term production base in 2022. The Company made net debt repayments of $80 million in 2024 and an additional $15.0 million in debt repayments subsequent to year end. As of February 18, 2025, a balance of $340 million remains outstanding on the Company’s revolving credit facility with an undrawn and available balance of $285 million. In December 2024, Sandstorm renewed its revolving credit facility for another four-year term with revised interest rates above SOFR, representing a 75-basis point reduction at the upper end and a reduction of 12.5 basis points at the lower end when compared to the previous credit agreement.

As part of this deleveraging effort, Sandstorm has continued its strategy of monetizing non-core assets. In 2024, the Company monetized certain debt and equity investments for cash consideration of approximately $20.7 million. In addition, the Company completed its previously announced campaign to monetize certain non-core royalty assets. The Company continues to evaluate accretive opportunities to further monetize its non-royalty investment portfolio.

Shareholder Returns and Capital Allocation

Sandstorm remains focused on shareholder returns. In 2024, the Company returned over $28 million back to shareholders, including $17.5 million in dividends and $10.9 million in share repurchases, whereby the Company purchased and cancelled approximately 2.0 million common shares. Subsequent to year end, the Company purchased and cancelled an additional 319,000 common shares for consideration of approximately $1.9 million.

In December 2024, Sandstorm entered into an Automatic Share Purchase Plan (“ASPP”) to facilitate the purchase of the Company’s common shares under its existing Normal Course Issuer Bid (“NCIB”). The ASPP will facilitate purchases under the NCIB at times when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restriction or customary self-imposed blackout periods.

The Company believes that, at times, the market price of its common shares may not fully reflect their intrinsic value, and share repurchases under the NCIB represent a strategic use of available capital compared to other investment opportunities. In 2025, the Company plans to materially ramp-up its share buyback program, dependent on market conditions and available capital.

Asset Portfolio Developments

Throughout 2024, several advancements occurred at Sandstorm’s key producing and development assets:

•	Greenstone: Sandstorm began receiving gold deliveries under the Greenstone gold stream in the third quarter. In November, Equinox Gold Corp. (“Equinox Gold”) declared commercial production at Greenstone. Greenstone produced approximately 111,700 ounces of gold in 2024, and continues to progress toward design capacity, with a target of achieving annual production rates of 390,000 ounces within the first five years of operation.
•	Antamina: In February 2024, the Antamina mine received approval of the Modification of Environmental Impact Assessment (“MEIA”), allowing for an investment of approximately $2 billion over the next eight years, extending operations at Antamina through to 2036. The MEIA extends the permitted pit depth allowing optimization of existing mining components within its current operation while also expanding the footprint of the open pit along with expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208,000 tonnes per day, which would be an increase of approximately 40% from current levels.

•	Platreef: Ivanhoe Mines Ltd. (“Ivanhoe”) completed the Phase 1 concentrator at its Platreef PGM project in South Africa—a multi-phase development project. In line with the optimized development plan schedule, Ivanhoe is accelerating the development of Phase 2 by utilizing Phase 1 infrastructure and mining at Phase 1 is expected to commence in the second half of 2025. In the first quarter of 2025, an updated Feasibility Study for Phase 2 and Preliminary Economic Assessment (“PEA”) for the Phase 3 expansion are expected to be key catalysts for the project.
•	Robertson (Cortez Complex): In November, the Robertson mine, located at the north end of Nevada’s Cortez District, received a positive Record of Decision following publication of the project’s Final Environmental Impact Statement and public review period. Nevada Gold Mines—a joint venture between Barrick Gold Corp. and Newmont Corporation—most recently estimated first production at Robertson in 2027, subject to permitting, and feasibility work remains ongoing.
•	Hod Maden: SSR Mining Inc. (“SSR Mining”) continued site preparation activities at the Hod Maden project, investing approximately $42 million in 2024. The Company continues to forecast first production from Hod Maden in 2028 on the basis that the joint venture will continue to advance early-works and critical path initiatives ahead of a formal investment decision, including site access, tunneling, and power supply. Further details on project advancement are expected to be announced by SSR Mining alongside its 2025 annual guidance announcement.
•	Gualcamayo DCP: In November, the operator of the Gualcamayo mine in Argentina submitted the first mining proposal under Argentina’s incentive regime for large investments. The $1 billion investment plan includes the development of the Gualcamayo Deep Carbonates Project (“DCP”). Under Sandstorm’s royalty agreements, the Company is entitled to receive a $30 million payment upon commercial production at the Gualcamayo DCP and expects its 2.5% net smelter returns royalties to generate annual gold equivalent production of approximately 3,000 ounces based on the operator’s guided production volumes. In addition, the operator continues to enhance oxide leach recoveries to improve Gualcamayo’s current production volumes. The Company expects its oxide royalty rate at Gualcamayo to increase from 1.0% to 3.0% in the first half of 2025, generating an incremental 1,000 gold equivalent ounces to the portfolio on an annualized basis.
•	MARA: Glencore plc (“Glencore”) continues to advance a $400 million work program at its Argentine assets. The Company expects Glencore to complete an updated technical study for the MARA project by mid-2025. The project continues to benefit from its brownfield nature and an attractive promotional regime for large investments in Argentina.
•	Oyu Tolgoi (Hugo North Extension): In 2024, underground development work began at Lift 1 Panel 1 on Entrée Resources Ltd.’s (“Entrée”) joint venture ground on the Hugo North Extension at the Oyu Tolgoi copper mine in Mongolia. Stream deliveries under Sandstorm’s gold-silver-copper stream with Entrée are expected to ramp-up to approximately 3,000–4,000 gold equivalent ounces per annum once development of Panel 1 on the joint venture ground is complete. Recently released intercepts from a 2023 drilling program reconfirm the high-grade nature of the Hugo North deposit and highlight that the deposit remains open at depth where it dips to the northwest with an increasing proportion located on the Entrée/Oyu Tolgoi JV ground. Subsequent to year end, Entrée announced the formal execution of its JV agreement with Oyu Tolgoi LLC.

2025 Production Guidance and Updated Long-term Outlook

Based on the Company’s existing streams and royalties, attributable gold equivalent ounces are forecasted to be between 65,000 and 80,000 ounces in 2025, which considers a range of commodity price scenarios, a phased ramp-up at Equinox Gold’s Greenstone mine, and the expected removal of fixed deliveries from the Vatukoula mine. With recent advancements within Sandstorm’s development portfolio, the Company is increasing its long-term production forecast to approximately 150,000 attributable gold equivalent ounces in 2030, based on the Company’s existing streams and royalties plus the exercise of the Company’s exclusive gold stream option on the MARA project in Argentina.

Annual Financial Results

For the year ended December 31, 2024, the Company realized revenues of $176.3 million compared to $179.6 million for the comparable period in 2023. Approximately 73% of the Company’s annual revenue was attributable to precious metals, 18% from copper, and 9% from other commodities.

	YEAR ENDED DEC 31, 2024		YEAR ENDED DEC 31, 2023
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Precious Metals	$129.6	54,456	$122.3	69,421
Copper	$31.2	11,749	$39.2	18,214
Other	$15.5	6,605	$18.1	9,610
Total	$176.3	72,810	$179.6	97,245

When compared to 2023, annual revenue was supported by a 23% increase in the average realized selling price of gold, offset by a 20% decrease in attributable gold equivalent ounces sold, excluding attributable ounces related to contractual payments recognized in 2023. Throughout 2024, higher prices for the Company’s principal commodities of gold, silver, and copper were realized, however, the outperformance of gold prices relative to silver, copper, and iron ore prices drove a decrease of gold equivalent ounces year-over-year. Additionally, revenue was positively impacted by the first gold deliveries from Greenstone, higher royalty revenues from Fruta del Norte, which achieved record annual production in 2024, and an increase in gold ounces received and sold from the Bonikro mine. Furthermore, additional ounces attributable to Relief Canyon in the fourth quarter of 2024 were a result of an amendment to the stream agreement relating to the timing of fixed deliveries. These year-over-year increases were offset by the closing of a restructuring of the Company’s Mercedes stream interests, expected lower grades at Cerro Moro, and a reduction in the Company’s royalty entitlement on Antamina after the partial disposition of the royalty to Horizon Copper Corp. in the first half of 2023.

Sandstorm achieved record cash operating margins for both the fourth quarter and year ended December 31, 2024, of $2,396 and $2,097 per attributable gold equivalent ounce, respectively (compared to $1,737 and $1,706 per ounce for the comparable periods in 2023). Cash flows from operating activities, excluding changes in non-cash working capital in the fourth quarter were $36.8 million and $139.0 million for the full 2024 year (compared with $36.5 million and $151.1 million for the comparable periods in 2023). The Company ended the year with net income of $15.5 million compared to $42.7 million for the comparable year in 2023. The decrease in net income was driven by a decrease in the gains recognized on the revaluation of the Company’s investments, an increase in tax expense compared to the year prior when the Company recognized previously unrecognized tax losses, a one-time contractual payment received in 2023 related to the Company’s Mt. Hamilton royalty, as well as a decrease in annual revenue as described above. Offsetting this was a $15.0 million decrease in depletion expense at year end, which was in line with the decrease in attributable gold equivalent ounces sold, and a $4.5 million decrease in finance expense resulting from repayments of the Company's revolving credit facility. The Company had an outstanding balance on its revolving credit facility of $355 million as at December 31, 2024, reduced from $435 million as at December 31, 2023.

Stream & Royalty Portfolio

In 2024, the Company sold 72,810 gold equivalent ounces attributable to its diversified streaming and royalty portfolio. Approximately 35% of the gold equivalent ounces sold were attributable to mines located in North America, including 16% attributable to Canadian mines, 45% from South American mines, and 20% from operations in other countries.

North America

The Greenstone gold mine in Ontario is the most recent asset to commence production in the Company’s portfolio, with the first gold ounces delivered to Sandstorm in the third quarter of 2024. By year end, Sandstorm received and sold approximately 2,000 gold ounces from Greenstone. Equinox Gold declared commercial production at Greenstone in November and reported that the mine produced approximately 111,700 ounces of gold in 2024. Greenstone remains focused on systematically ramping up both mining rates and plant throughput toward design capacity, with a target of achieving annual production rates of 390,000 ounces within the first five years of operation.

In the fourth quarter, Americas Gold and Silver Corporation (“Americas Gold”) completed a C$50 million financing in conjunction with the consolidation of the Galena Complex in Idaho, which is now 100% owned by Americas Gold. The company’s management team led by Mr. Paul Huet is focused on unlocking value at Galena and deleveraging the company’s balance sheet. Subsequent to the closing of Americas Gold’s financing, Sandstorm amended the terms of its Relief Canyon stream agreement, primarily as it relates to the timing of fixed ounces, resulting in the receipt of an additional 1,500 ounces of gold in the fourth quarter. Under the amended stream terms, the Company expects fixed deliveries of approximately 5,000 ounces in each of 2025 through 2027.

South America

Operations in South America continued to drive the largest percentage of the Company’s revenue and attributable gold equivalent ounces in 2024. Following optimization efforts at the Chapada copper mine in Brazil, Lundin Mining Corporation (“Lundin Mining”) reported a 46% decrease in mining costs compared to 2022. Various changes implemented in a redesigned mining plan are expected to streamline operations while maintaining output, further improving free cash flow generated from the mine. Additionally, Lundin Mining plans to invest in a significant drill program of 20,000 metres in 2025 with a goal to grow resources at Chapada, while a scoping study on the Sauva deposit is underway and an updated technical report is expected to be filed this year. While the Company expects that 2024 reference copper sales for its Chapada stream were sufficient to meet its annual 3.9 million pound delivery cap, the timing of concentrate settlements shifted approximately 20%–30% of annual deliveries to the first quarter of 2025 under the stream contract’s true-up mechanism.

The Fruta del Norte mine in Ecuador achieved record annual gold production in 2024. In addition, Lundin Gold Ltd. (“Lundin Gold”) completed a robust near-mine drilling program in 2024, which continued to delineate the new Bonza Sur gold deposit. Lundin Gold has stated that Bonza Sur has the opportunity to be its second producing deposit within the La Zarza mining concession, which is covered under Sandstorm’s royalty claim. A maiden Mineral Resource Estimate and a PEA for Bonza Sur is expected in 2025, and Lundin Gold is planning an additional 65,000-metre near-mine drill program this year. Commissioning of the plant expansion continues to progress and is expected to increase plant throughput to 5,000 tonnes per day and improve gold recovery. Lundin Gold has also identified further opportunities to debottleneck and increase average throughput to 5,500 tonnes per day, starting in 2026.

Following the approval of the Antamina MEIA, operations have been extended through to 2036. As a result of the updated mine plan and re-estimation of future closure costs, an adjustment to the asset retirement obligation at the mine was recognized in 2024. While the adjustment at the operational level impacted royalty revenues attributable to Sandstorm, the Company anticipates a net positive impact longer term with the potential for a throughput expansion of up to 40% from current levels and more certainty around future mine life extensions.

Following a temporary pause in mining at the Aurizona mine in Brazil due to a geotechnical event in the second quarter of 2024 caused by persistent heavy rains, Equinox Gold reported that mining has resumed at Aurizona and the operator expects no significant long-term economic impact at the mine. Despite weather challenges, exploration activities in 2024 continued with regional drilling focused on high potential targets. Expansion plans at Aurizona aim to extend the mine life beyond 10 years and increase annual gold production through the development of an underground mine that would operate concurrently with the open pits. Construction of a portal and underground decline is expected to begin in 2025, enabling underground drilling, bulk sampling, and ultimately supporting production operations.

Other Countries

A year-over-year increase in revenue from operations outside of North and South America was largely driven by an increase in attributable production from the Bonikro mine in Côte d’Ivoire. Allied Gold Corporation (“Allied Gold”) recently closed a $53 million third-party financing package that is expected to support the advancement of high priority targets located within the area of interest of Sandstorm’s Bonikro stream. In conjunction with Allied Gold’s financing, Sandstorm amended its Bonikro gold stream such that the Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period.

At the Houndé mine in Burkina Faso, Endeavour Mining plc (“Endeavour”) embarked on a $10 million exploration program in 2024, which focused on delineating targets at depth within the Kari Area and Vindaloo Deeps, as well as adding resources at existing deposits. Drilling to date has continued to test the continuity of mineralization at the Vindaloo Deeps target with preliminary results demonstrating the potential for a large, higher-grade underground resource. The Vindaloo deposits and a significant portion of the Kari deposits at Houndé are included within the Company’s area of interest. In 2025, Sandstorm expects production on its royalty grounds to be similar to 2024, with the proportion of production subject to its royalty increasing in the coming years as production shifts away from the Kari Pump deposit towards the Company’s royalty grounds.

In 2025, Sandstorm anticipates first production at several development mines within its portfolio. In late 2024, Develop Global Limited (“Develop”) made a final investment decision for its Woodlawn mine in New South Wales, Australia. Develop reported that crews have been mobilized and underground ore production is on-track to commence in the first quarter of 2025, followed by first concentrate production and cashflows expected in the second quarter. Erdene Resource Development Corp. (“Erdene”) announced in November that the processing plant at its Bayan Khundii gold mine in Mongolia was approximately 55% complete and expects commissioning to begin in the second quarter of 2025. Erdene is working towards first gold from Bayan Khundii in mid-2025, followed by commercial production in the third quarter. Finally, Ivanhoe has completed the Phase 1 concentrator at its Platreef PGM project in South Africa, with mining expected to commence toward the end of 2025.

Webcast & Conference Call Details

A conference call will be held on Wednesday, February 19, 2025, starting at 8:30am PST to further discuss the annual and fourth quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154
Conference ID: 70357
Webcast URL: https://app.webinar.net/0egpGB4Axo3

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

(i)	Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.

(ii)	Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
(iii)	Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.
(iv)	Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
(v)	Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 35–37 of the Company’s MD&A for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi	Mark Klausen
Chief Financial Officer	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, and the expectation and amount of common shares that the Company may purchase under its Normal Course Issuer Bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.